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WEIL, GOTSHAL & MANGES LLP LETTERHEAD

May 13, 2005

Via EDGARLink Transmission

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Altra Industrial Motion, Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:

        On behalf of Altra Industrial Motion, Inc. (the "Company") and for the purpose of registering under the Securities Act of 1933, as amended (the "Securities Act"), the Company's 9% Senior Secured Notes due 2011 and the Guarantees of the 9% Senior Secured Notes due 2011 (collectively, the "Securities") with a maximum aggregate offering price of $165,000,000, we hereby transmit via EDGARLink transmission the Company's Registration Statement on Form S-4 (the "Registration Statement"), together with the exhibits thereto. In accordance with Rule 457(f), a filing fee in the amount of $19,421.00 has been submitted via wire transfer.

        Please note that the Company hereby requests that the Securities and Exchange Commission permit the Company's request for the acceleration of the effective date of the Registration Statement be made orally or by facsimile in accordance with Rule 461(a) of Regulation C.

        Please direct any questions or comments regarding this filing to the undersigned at (650) 802-3264 or Todd Chandler at (212) 310-8172.

Best Regards,
/s/ Peter Buckland
Peter Buckland

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WEIL, GOTSHAL & MANGES LLP LETTERHEAD